Offer to Purchase for Cash By

Of Up to 5,430,000 Shares of its Common Stock
(including the associated common stock purchase rights)
at a Purchase Price Not Greater Than $46.00 Nor Less Than $42.00 Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 11, 2007, UNLESS THE COMPANY EXTENDS THE TENDER OFFER.

CBRL Group, Inc., a Tennessee corporation (referred to herein as “we,” “us,” the “Company” or “CBRL”), is offering to purchase for cash up to 5,430,000 shares of its common stock, par value $0.01 per share (“common stock”), including the associated common stock purchase rights (“associated rights”) issued under the Rights Agreement dated as of September 7, 1999, between CBRL and Computershare Trust Company, N.A., as rights agent, at a price not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, after any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this document and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the tender offer). Unless the context otherwise requires, all references to shares mean our common stock and also include the associated rights. Unless the associated rights are redeemed prior to the expiration of the tender offer, a tender of the shares will constitute a tender of the associated rights.

On the terms and subject to the conditions of the tender offer, we will determine the single per share price, not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, after any applicable withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering shareholders. We will select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow us to purchase up to 5,430,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. All shares that we acquire in the tender offer will be acquired at the same purchase price, regardless of whether the shareholder tendered at a lower price. We will purchase only shares properly tendered at prices at or below the purchase price that we determine and that are not properly withdrawn, on the terms and subject to the conditions of the tender offer. However, because of the odd lot priority, conditional tender and proration provisions described in this document, we may not purchase all of the shares tendered even if shareholders tendered at or below the purchase price that we determine if more than the number of shares we seek are properly tendered. We reserve the right, in our sole discretion, to purchase more than 5,430,000 shares in the tender offer, subject to applicable law and a limit of $250 million established by our Board of Directors. We will not purchase shares tendered at prices greater than the purchase price that we determine or shares that we do not accept for purchase because of odd lot priority, conditional tender or proration provisions. Shares not purchased in the tender offer will be returned to the tendering shareholders at our expense promptly after the expiration of the tender offer. See Section 1.

THE TENDER OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING NOR ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

The dealer manager for the tender offer is:

Offer to Purchase dated December 13, 2006

IMPORTANT

If you wish to tender all or any part of your shares, you should either (1) complete and sign a letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including the share certificates, to Computershare Trust Company, N.A., the depositary for the tender offer, or (2) tender the shares according to the procedure for book-entry transfer described in Section 3, or (3) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that nominee if you desire to tender your shares. If you desire to tender your shares and (1) your share certificates are not immediately available or cannot be delivered to the depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) you cannot deliver the other required documents to the depositary by the expiration of the tender offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3.

OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR, IF YOU DO TENDER YOUR SHARES, THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF YOU DO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN MAKING YOUR DECISION, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. ALL OF OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY OF THEIR SHARES IN THE TENDER OFFER.

Our common stock is listed and traded on the NASDAQ Global Select Market (“Nasdaq”) under the trading symbol “CBRL.” We publicly announced the tender offer after the close of the market on December 6, 2006. On that date, the reported closing price of our common stock on the Nasdaq was $42.97 per share. On December 12, 2006, the last trading day prior to printing this offer to purchase, the reported closing price of our common stock on the Nasdaq was $43.39 per share. We urge shareholders to obtain current market quotations for our common stock before deciding whether and at what price or prices to tender their shares. See Section 8.

You may direct questions and requests for assistance to D.F. King & Co., Inc., the information agent for the tender offer, or Wachovia Capital Markets, LLC, the dealer manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this document. You may direct requests for additional copies of this document, the letter of transmittal or the notice of guaranteed delivery to the information agent or the dealer manager.

We are not making the tender offer to (nor will we accept any tender of shares from or on behalf of) shareholders in any jurisdiction in which the making of the tender offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the tender offer in any such jurisdiction and extend the tender offer to shareholders in such jurisdiction.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. This summary does not describe all of the details of the tender offer to the same extent that they are described later in this document. We encourage you to read this entire document and the related letter of transmittal because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?	CBRL Group, Inc. which we refer to as “our,” “we,” “us,” the “Company” or “CBRL,” is offering to purchase shares of its common stock, $0.01 par value per share, including the associated rights.

Is this tender offer related to any prior repurchases, including the tender offer we undertook in April 2006?	No. In April 2006, we repurchased 16,750,000 of our shares at a price of $42.00 per share. At that time, we also were undertaking other initiatives, including the divestiture of Logan’s Roadhouse, Inc. (“Logan’s”). We disclosed at that time that a possible use of the proceeds of that divestiture, if and when it occurred was additional stock repurchases. After that divestiture was completed on December 6, 2006, our Board of Directors (the “Board”) authorized an additional $350 million share repurchase program, including this tender offer. We are authorized to expend up to $250 million in the tender offer.

What will the purchase price for the shares be?	We are conducting the tender offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price or prices (in multiples of $0.25) within a price range specified by us at which you are willing to sell your shares. We will determine the purchase price that we will pay per share promptly after the tender offer expires. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering shareholders, we can purchase 5,430,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn prior to the expiration date of the tender offer. The purchase price will not be greater than $46.00 nor less than $42.00 per share. We will pay this purchase price in cash, less any applicable withholding taxes and without interest, for all the shares that we purchase pursuant to the tender offer, including the shares tendered at a price below the purchase price selected by us. We will not purchase shares tendered at prices greater than the purchase price or shares that we do not purchase because of odd lot priority, conditional tender or proration provisions. See Section 1.

If you wish to maximize the chance that your shares will be purchased, you should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer” indicating that you will accept the purchase price we determine. If you agree to accept the purchase price determined in the tender offer, your shares will be deemed to be tendered at the minimum price of $42.00 per share. You should understand that this election may lower the purchase price determined in the tender offer and could result in your shares being purchased at the minimum price of $42.00 per share. The lower end of the price range in the tender offer is below the closing market price for our shares on December 12, 2006, the last full trading day prior to the commencement of the tender offer, when the closing market price on the Nasdaq was $43.39.

How many shares will be purchased?	We will purchase up to 5,430,000 shares properly tendered in the tender offer, or such lesser number of shares as are properly tendered and not properly withdrawn prior to the expiration date of the tender offer. Each share is coupled with an associated right that we will acquire with the shares of common stock we purchase. (See below in this summary.) No additional consideration will be paid for the associated rights. The 5,430,000 shares that we are offering to purchase pursuant to the tender offer represent approximately 17.3% of our outstanding common stock as of December 6, 2006 (or approximately 15.3% of the shares on a diluted basis assuming the conversion of our outstanding convertible debt and the exercise of all outstanding vested stock options). We expressly reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares (subject to a $250 million aggregate limit set by our Board), and could decide to purchase more shares, subject to applicable legal requirements. See Section 1. The tender offer is not conditioned upon the receipt of financing nor on any minimum number of shares being tendered. See Section 7.

What will happen if more than 5,430,000 shares are tendered at or below the purchase price?	If more than 5,430,000 shares are tendered at or below the purchase price selected by us, we will purchase all shares tendered at or below the purchase price on a pro rata basis, except for odd lots (lots held by owners of less than 100 shares), which we will purchase on a priority basis as described in the immediately following paragraph and except for shares that were conditionally tendered and for which the condition was not satisfied. See Sections 5 and 6. We expressly reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares (subject to the $250 million aggregate limit), and could decide to purchase more shares, subject to applicable legal requirements. See Section 1.

What will happen if less than $250 million of shares are purchased in the tender offer?	Our Board has authorized a $350 million share repurchase program of which this tender offer is a part. The amount, if any, by which the $250 million that we are authorized to expend in this tender offer is not utilized will remain and can be used in the discretion of management to make open market purchases of our shares beginning 10 business days after the expiration of the tender offer. In addition, we are authorized to purchase up to an additional 821,081 shares pursuant to authority granted by the Board in 2005 that remains in effect.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?	If you own beneficially or of record fewer than 100 shares in the aggregate, and you properly tender all of these shares at or below the purchase price before the tender offer expires and you complete the section entitled “Odd Lots” in the letter of transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

How will we pay for the shares?	Assuming that the maximum of 5,430,000 shares are purchased in the offer at the maximum price of $46.00 per share, we will need approximately $250 million to purchase those shares. We anticipate that we will pay for the shares purchased in the tender offer, as well as related fees and expenses, from our cash on hand, including the proceeds from our recent divestiture of Logan’s. See Section 9.

How long do I have to tender my shares?	You may tender your shares until the tender offer expires. The tender offer will expire on January 11, 2007, at 12:00 midnight, New York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable laws. We cannot assure you that we will extend the tender offer or indicate the length of any extension that we may provide. See Section 14. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that such nominee has an earlier deadline for you to act to instruct it to accept the tender offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out its applicable deadline.

Under what circumstances can the tender offer be extended, amended or terminated?	We can extend or amend the tender offer in our sole discretion, subject to applicable law. However, we cannot assure you that we will extend the tender offer, or indicate the length of any extension that we may provide. See Section 14. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. In addition, we can terminate the tender offer under certain circumstances. See Section 7 and Section 14.

How will I be notified if CBRL extends the tender offer or amends the terms of the tender offer?	If we decide to extend the tender offer, we will issue a press release not later than 9:00 a.m., New York City time, on the business day after the then-scheduled expiration date. We will announce any amendment to the tender offer by making a public announcement of the amendment and/or filing amended tender offer documents with the Securities and Exchange Commission. We post our press releases and filings with the Securities and Exchange Commission at www.sec.gov and on our website at www.cbrl.com. See Section 14.

What is the purpose of the tender offer?	We believe that the tender offer is a prudent use of our financial resources given our present and expected future cash flows, business profile, assets and the current market price of our common stock. The tender offer represents an opportunity for us to immediately return cash to shareholders who elect to tender their shares, while at the same time increasing non-tendering shareholders’ proportionate ownership interest in us. See Section 2.

Are there any conditions to the tender offer?	Yes. Our obligation to accept and pay for your tendered shares depends upon a number of conditions, including the following:

• No decrease of more than 15% in the market price of our common stock, or in the Dow Jones Industrial Average, the Standard and Poor’s Index of 500

Industrial Companies, the New York Stock Exchange Composite Index, or the Nasdaq Composite Index, measured from the close of trading on December 12, 2006.

• No legal action has been commenced, and we have not received notice of any legal action, that could reasonably be expected to adversely affect the tender offer.

• No one has proposed, announced or made a tender or exchange offer (other than this tender offer), merger, business combination or other similar transaction involving us.

• No one (including certain groups) has acquired or proposed to acquire more than 5% of our shares, other than any person who was a holder of more than 5% of our shares as of December 12, 2006.

• No one has filed, after December 12, 2006, a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries.

• No material adverse change in our business, condition (financial or otherwise), assets, income, operations or stock ownership has occurred.

• A determination by us that the consummation of the tender offer and the purchase of the shares pursuant to the tender offer will not cause our common stock to be delisted from the Nasdaq or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended.

The tender offer is subject to a number of other conditions described in greater detail in Section 7.

What are the “associated common stock purchase rights”?	Each time we issue a share of common stock, the holder of the share becomes the owner of one common stock purchase right pursuant to the Rights Agreement dated as of September 7, 1999, between the Company and Computershare Trust Company, N.A., as rights agent, which is incorporated by reference as an exhibit to our Issuer Tender Offer Statement on Schedule TO. These associated common stock purchase rights are not represented by separate certificates. Instead, they automatically trade with the associated common stock.

Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the associated rights. Unless the associated rights are redeemed prior to the expiration of the tender offer, a tender of the shares will constitute a tender of the associated rights.

Following the tender offer, will we continue to be a public company?	Yes. Following the completion of the tender offer in accordance with its terms and conditions, our common stock will continue to be listed on the Nasdaq and we will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. See Section 2.

How do I tender my shares?	The tender offer will expire at 12:00 midnight, New York City time, on January 11, 2007, unless we extend the tender offer. To tender your shares, prior to the expiration of the tender offer:

• you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the depositary at one of the addresses appearing on the back cover page of this document; or

• the depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal or an agent’s message in the case of a book-entry transfer; or

• you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you; or

• you must comply with the guaranteed delivery procedures described in Section 3.

You should contact the information agent or the dealer manager for assistance at their respective addresses and telephone numbers set forth on the back cover page of this document. See Section 3 and the instructions of the letter of transmittal. Please note that we will not purchase your shares in the tender offer unless the depositary receives the required documents prior to the expiration of the tender offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely such nominee has an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out its applicable deadline.

Once I have tendered shares in the tender offer, can I withdraw my tendered shares?	Yes. You may withdraw any shares you have tendered at any time before the expiration of the tender offer which will occur at 12:00 midnight, New York City time, on January 11, 2007, unless we extend the tender offer, in which case you can withdraw your shares until the expiration of the tender offer as extended. In addition, after our offer expires, if we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on February 9, 2007. See Section 4.

How do I withdraw shares that I previously tendered?	You must deliver, on a timely basis, a written notice of your withdrawal to the depositary at one of the addresses appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

Can I participate in the tender offer if I hold shares through CBRL’s Dividend Reinvestment Program?	Yes. If you are a participant in CBRL’s Dividend Reinvestment Program, you may tender your shares by following the procedures described in Section 3.

How do holders of vested stock options for shares participate in the tender offer?	If you hold vested but unexercised options, you may exercise such options for cash in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with this tender offer. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the tender offer are not purchased in the tender offer for any reason. See Section 3.

Have we or our Board of Directors adopted a position on the tender offer?	Our Board has unanimously approved the tender offer. However, none of the Board, the dealer manager, the depositary or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender your shares. In so doing, you should read carefully the information in this offer to purchase and in the letter of transmittal, including our reasons for making the tender offer. Our directors and executive officers have advised us that they do not intend to tender any of their shares in the tender offer. As a result, the tender offer will increase the proportional holding of our directors and executive officers. See Section 2 and Section 11.

If I decide not to tender, how will the tender offer affect my shares?	Shareholders who choose not to tender will own a greater percentage interest in our outstanding common stock following the consummation of the tender offer. We do not and cannot predict, however, what the price of our common stock will be after completion of the tender offer.

What is the recent market price for the shares?	We publicly announced the tender offer after the close of the market on December 6, 2006. On that date, the reported closing price of our common stock on the Nasdaq was $42.97 per share. On December 12, 2006, the last trading day prior to printing this offer to purchase, the reported closing price of our common stock on the Nasdaq was $43.39 per share. During the past year, our shares have traded at various times above the maximum offering price per share pursuant to the tender offer. Tendering your shares pursuant to the tender offer, especially at the price determined in the tender offer, could result in your receiving less consideration per share than you could receive in an open market sale. We urge you to obtain current market quotations for our common stock before deciding whether and at what price or prices to tender your shares. See Section 8.

When will we pay for the shares you tender?	We will pay the purchase price, net to you in cash, after any applicable withholding taxes and without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. However, we do not expect to announce the results of the proration and begin paying for tendered shares until at least five business days after the expiration of the tender offer. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?	If you are a registered shareholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?	Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. The receipt of cash for your tendered shares will be treated either as (1) a sale or exchange or (2) a distribution from us in respect of our stock. Holders of shares, including holders who are not U.S. holders, should consult their tax advisors as to the particular consequences to them of participation in the tender offer. See Section 13.

Will I have to pay any stock transfer tax if I tender my shares?	If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Who can help answer my questions about the tender offer?	The information agent or the dealer manager can help answer your questions. The information agent is D.F. King & Co., Inc. and the dealer manager is Wachovia Capital Markets, LLC. Their contact information is set forth on the back cover page of this document.

FORWARD-LOOKING STATEMENTS AND SPECIAL FACTORS

This document contains or incorporates by reference not only historical information, but also forward-looking statements relating to our operations that are based on our expectations, estimates and projections. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements.

In deciding whether to participate in the tender offer, each shareholder should consider carefully, in addition to the other information contained or incorporated by reference herein, that our actual results may differ from the forward-looking statements for many reasons, including:

•	Successful completion of the tender offer and share repurchase authorization;

•	The effects of incurring substantial indebtedness and associated restrictions on our financial and operating flexibility and ability to execute or pursue our operating plans and objectives;

•	The effects of uncertain consumer confidence, higher costs for energy, consumer debt payments, or general or regional economic weakness, or weather on sales and customer travel, discretionary income or personal expenditure activity of our customers;

•	Our ability to identify, acquire and sell successful new lines of retail merchandise and new menu items at our restaurants;

•	Our ability to sustain or the effects of plans intended to improve operational execution and performance;

•	Changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas;

•	The effects of plans intended to promote or protect our brands and products;

•	Commodity, workers compensation, group health and utility price changes;

•	Consumer behavior based on negative publicity or concerns over nutritional or safety aspects of the Company’s products or restaurant food in general, including concerns about E. coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, and bird flu, as well as the possible effects of such events on the price or availability of ingredients used in our restaurants;

•	Changes in interest rates or capital market conditions affecting our financing costs or ability to obtain financing or execute initiatives;

•	The effects of business trends on the outlook for individual restaurant locations and the effect on the carrying value of those locations;

•	Our ability to retain key personnel during and after the restructuring process;

•	Our ability and cost to us to recruit, train, and retain qualified hourly and management employees;

•	The effects of increased competition at our locations on sales and on labor recruiting, cost, and retention;

•	The availability and cost of suitable sites for restaurant development and our ability to identify those sites;

•	Changes in building materials and construction costs;

•	The actual results of pending, future or threatened litigation or governmental investigations and the costs and effects of negative publicity associated with these activities;

•	Practical or psychological effects of natural disasters or terrorist acts or war and military or government responses;

•	Disruptions to our restaurant or retail supply chain;

•	Changes in foreign exchange rates affecting our future retail inventory purchases;

•	Implementation of new or changes in interpretation of existing accounting principles generally accepted in the United States of America (“GAAP”); and

•	Effectiveness of internal controls over financial reporting and disclosure.

In addition, please refer to our Annual Report on Form 10-K for the fiscal year ended July 28, 2006 (filed with the SEC on October 3, 2006) and our Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2006 (filed with the SEC on December 6, 2006), for a more detailed discussion of these risks and uncertainties and other factors. These reports are available at www.cbrlgroup.com and www.sec.gov and are incorporated herein by reference. See Section 10. You should not place undue reliance on our forward-looking statements, which speak only as of the date of this offer to purchase, or the date of the documents incorporated by reference if contained therein. We undertake no obligation to make any revision to the forward-looking statements contained in this offer to purchase, the accompanying letter of transmittal or in any document incorporated by reference into this offer to purchase, or to update them to reflect events or circumstances occurring after the date of this offer to purchase, except as may be required by law. We confirm that we will comply with Rule 13e-4(d)(2) and Rule 13e-4(e)(3) with respect to the information presented to security holders.

INTRODUCTION

To the holders of our common stock:

We invite our shareholders to tender shares of our common stock, with a par value of $0.01 per share, including the associated rights, for purchase by us. Upon the terms and subject to the conditions set forth in this document and in the related letter of transmittal, we are offering to purchase up to 5,430,000 shares of our common stock at a price not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, after any applicable withholding taxes and without interest. We will not pay any additional consideration for the associated rights.

The tender offer will expire at 12:00 midnight, New York City time, on January 11, 2007, unless extended by us (such date and time, as the same may be extended, the “expiration date”). We may, in our sole discretion, extend the period of time in which the tender offer will remain open.

After the tender offer expires, we will select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow us to buy 5,430,000 shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not properly withdrawn. We will acquire all shares that we purchase in the tender offer at the same purchase price regardless of whether the shareholder tendered at a lower price. However, because of the odd lot priority, proration and conditional tender provisions described in this document, we may not purchase all of the shares tendered at prices at or below the purchase price if more than the number of shares we seek are properly tendered. We will not purchase shares tendered at prices greater than the purchase price or shares that we do not accept for purchase because of proration provisions or conditional tenders. We will return tendered shares that we do not purchase to the tendering shareholders at our expense promptly after the expiration of the tender offer. See Section 1.

We reserve the right, in our sole discretion, to purchase more than 5,430,000 shares pursuant to the tender offer, subject to certain limitations and legal requirements. See Section 1.

Shareholders must complete the section of the letter of transmittal relating to the price at which they are tendering shares in order to properly tender shares.

We will pay the purchase price, net to the tendering shareholders in cash, after any applicable withholding taxes and without interest, for all shares that we purchase. Tendering shareholders whose shares are registered in their own names and who tender directly to Computershare Trust Company, N.A., the depositary in the tender offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 10 of the letter of transmittal, stock transfer taxes on the purchase of shares by us pursuant to the tender offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that nominee tenders your shares on your behalf, that nominee may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The tender offer is not conditioned upon the receipt of financing or on any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions. See Section 7.

OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR, IF YOU DO, THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF YOU DO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN MAKING YOUR DECISION, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER.

ALL OF OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY OF THEIR SHARES IN THE TENDER OFFER. SEE SECTION 2 AND SECTION 11.

If, at the expiration date, more than 5,430,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law and the $250 million limit set by our Board) are properly tendered at prices at or below the purchase price and not properly withdrawn, we will buy shares:

•	first, from all holders of odd lots (holders of less than 100 shares) who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

•	second, on a pro rata basis from all other shareholders who properly tender shares at or below the purchase price selected by us, other than shareholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit us to purchase 5,430,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the purchase price subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, we may not purchase all of the shares tendered pursuant to the tender offer even if the shares are tendered at or below the purchase price. See Section 1, Section 5 and Section 6, respectively, for additional information concerning priority, proration and conditional tender procedures.

Section 13 of this offer to purchase describes the material United States federal income tax consequences of a sale of shares pursuant to the tender offer.

Holders of vested but unexercised options to purchase shares may exercise such options for cash and tender some or all of the shares issued upon such exercise. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the tender offer are not purchased in the tender offer for any reason.

As of December 6, 2006, we had issued and outstanding 31,346,145 shares of common stock. The 5,430,000 shares that we are offering to purchase pursuant to the tender offer represent approximately 17.3% of the total number of shares of our common stock outstanding as of that date. Our common stock is listed and traded on the Nasdaq under the “CBRL” symbol. See Section 8. We publicly announced the tender offer after the close of the market on December 6, 2006. On that date, the reported closing price of our common stock on the Nasdaq was $42.97 per share. On December 12, 2006, the last trading day prior to the printing of this offer to purchase, the reported closing price of our common stock on the Nasdaq was $43.39. During the past year, our shares have traded at various times above the maximum offering price per share pursuant to the tender offer. Tendering your shares pursuant to the tender offer, especially at the price determined in the tender offer, could result in your receiving less consideration per share than you could receive in an open market sale. We urge shareholders to obtain current market quotations for our common stock before deciding whether and at what price or prices to tender their shares.

THE TENDER OFFER

1.	Terms of the Tender Offer.

General. Upon the terms and subject to the conditions of the tender offer, we will purchase up to 5,430,000 shares of our common stock, or if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn in accordance with Section 4 before the expiration date of the tender offer, at a price not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, after any applicable withholding taxes and without interest.

The term “expiration date” means 12:00 midnight, New York City time, on January 11, 2007, unless we, in our sole discretion, extend the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by us, shall expire. See Section 14 for a description of our right to extend, delay, terminate or amend the tender offer. In accordance with the rules of the SEC, we may, and we expressly reserve the right to, purchase pursuant to the tender offer, subject to the $250 million limit established by our Board, an additional number of shares not to exceed 2% of our outstanding shares (or approximately 627,000 shares) without amending or extending the tender offer. See Section 14. In the event of an over-subscription of the tender offer as described below, shares tendered at prices at or below the purchase price will be subject to proration, except for odd lots (as defined in Section 1). The proration period and, except as described herein, withdrawal rights, expire on the expiration date.

If we:

•	increase the price to be paid for shares above $46.00 per share or decrease the price to be paid for shares below $42.00 per share, or

•	increase the number of shares being sought in the tender offer and such increase in the number of shares sought exceeds 2% of our outstanding shares (approximately 627,000 shares), or

•	decrease the number of shares being sought in the tender offer, and

•	the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 14, of any increase or decrease, then we will extend the tender offer until the expiration of ten business days after the date that we first publish notice of any such increase or decrease. For the purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The tender offer is not conditioned upon the receipt of financing or on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

In accordance with Instruction 5 of the letter of transmittal, shareholders who want to tender shares must specify the price or prices, not greater than $46.00 nor less than $42.00 per share, at which they are willing to sell their shares to us pursuant to the tender offer. Alternatively, shareholders who want to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price that we ultimately pay for shares properly tendered and not properly withdrawn in the tender offer, which could result in the tendering shareholder receiving a price per share as low as $42.00 or as high as $46.00. If tendering shareholders want to maximize the chance that we will purchase their shares, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could result in the tendered shares being purchased at the minimum price of $42.00 per share. The lower end of the price range in the tender offer is below the closing market price for our shares on December 12, 2006, the last full trading day prior to the commencement of the tender offer, when the closing market price on the Nasdaq was $43.39.

To tender shares properly, shareholders must specify one, and only one, price box in the appropriate section in each letter of transmittal. If you specify more than one price or if you fail to check any price at all you will not have validly tendered your shares. See Section 3.

Promptly following the expiration date, we will, in our sole discretion, determine the purchase price that we will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price (in multiples of $0.25), not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, after any applicable withholding taxes and without interest, that will enable it to purchase 5,430,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn in the tender offer. We will purchase all shares properly tendered at prices at or below the purchase price (and not properly withdrawn), all at the same purchase price, upon the terms and subject to the conditions of the tender offer, including the odd lot, priority, proration and conditional tender provisions.

We will not purchase shares tendered at prices greater than the purchase price and shares that we do not accept in the tender offer because of proration provisions or conditional tenders. We will return to the tendering shareholders shares that we do not purchase in the tender offer at our expense promptly after the expiration date. By following the instructions of the letter of transmittal, shareholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but shareholders must submit a separate letter of transmittal for shares tendered at each price. Shareholders also can specify the order in which we will purchase the specified portions of their shares in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the tender offer. In the event that a shareholder does not designate the order and fewer than all shares are purchased due to proration, the depositary will select the order of shares purchased.

If the number of shares properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date is fewer than or equal to 5,430,000 shares, or such greater number of our shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the tender offer, purchase all such shares.

Priority of Purchases. Upon the terms and subject to the conditions of the tender offer, if more than 5,430,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, we will purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by all holders of odd lots (as defined in Section 1) who:

o	tender all shares owned beneficially or of record at a price at or below the purchase price selected by us (partial tenders will not qualify for this preference); and

o	complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price selected by us on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, only if necessary to permit us to purchase 5,430,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

We may not purchase all of the shares that a shareholder tenders in the tender offer even if such are tendered at prices at or below the purchase price selected by us. It is also possible that we will not purchase any of the shares conditionally tendered even though such shares were tendered at prices at or below the purchase price.

Odd Lots. For purposes of the tender offer, the term “odd lots” means all shares properly tendered prior to the expiration date at prices at or below the purchase price selected by us and not properly withdrawn by any person who owns beneficially or of record an aggregate of fewer than 100 shares, referred to as an “odd lot” holder, and so certifies in the appropriate place on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. To qualify for this preference, all shares owned beneficially or of record by the odd lot holder must be tendered in accordance with the procedures described in Section 3. As set forth above, we will accept odd lots for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these shareholders have separate accounts or share certificates representing fewer than 100 shares. By accepting the tender offer, an odd lot holder who holds shares in its name and tenders its shares directly to the depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of such odd lot holder’s shares on the Nasdaq. Any odd lot holder wishing to tender all of its shares pursuant to the tender offer should complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

Proration. If proration of tendered shares is required, we will determine the proration factor as soon as practicable following the expiration date. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6 of this offer to purchase, proration for each shareholder that tenders shares will be based on the ratio of the total number of shares that we accept for purchase (excluding odd lots) to the total number of shares properly tendered (and not properly withdrawn) at or below the purchase price by all shareholders (other than odd lot holders).

Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure and conditional tender provisions, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the tender offer until at least five business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Shareholders may obtain preliminary proration information from the information agent or the dealer manager and may be able to obtain this information from their brokers.

As described in Section 13, the number of shares that we will purchase from a shareholder under the tender offer may affect the U.S. federal income tax consequences to that shareholder and, therefore, may be relevant to that shareholder’s decision whether or not to tender shares.

We will mail this offer to purchase and the related letter of transmittal to record holders of shares and we will furnish this offer to purchase to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer.

We intend to purchase up to 5,430,000 shares of our common stock in the tender offer, representing approximately 17.3% of our outstanding shares as of December 6, 2006. Over the past five fiscal years, we have repurchased a total of 35,561,873 of our shares at an aggregate cost of approximately $1.32 billion. Of these repurchases, 18,811,873 shares were repurchased in open market purchase programs and 16,750,000 shares were repurchased in an earlier tender offer that we undertook in April 2006. At the time of the April 2006 tender offer (which also occurred at a price range of $42.00 to $46.00 per share), approximately 24,000,000 shares were tendered at the minimum price; however, we determined to purchase only 16,750,000 at time because we also were undertaking other initiatives, including the possible divestiture of Logan’s Roadhouse, Inc. (“Logan’s”). We disclosed at that time that a possible use of the proceeds of that divestiture, if and when it occurred was additional stock repurchases.

After the Logan’s divestiture was completed on December 6, 2006, our Board of Directors (the “Board”) authorized an additional $350 million share repurchase program, including this tender offer. We are authorized to expend only up to $250 million in the tender offer. If the entire $250 million is not utilized in the tender offer, any remaining unused portion will be added the other amounts that we currently are authorized to utilize in open market transactions ($100 million plus remaining authorization to purchase 821,081 shares of our common stock) and the aggregate of those authorizations will be used to make purchases of our shares from time to time through open market transactions at management’s discretion. Any such share repurchase program will be implemented only after completion of the current tender offer in accordance with applicable law.

In determining to proceed with the tender offer, management and our Board has reviewed, with the assistance of outside advisors, our strategic plan, our use of cash flows from operations for, among other things, capital expenditures, acquisitions, debt repayment, dividends and share repurchases, and a variety of alternatives for using our available financial resources. The Board considered, with the assistance of management and outside advisors, our capital structure, free cash flow, financial position and dividend policy, the anticipated cost and availability of financing and the market price of our common stock, as well as our operations, strategy and expectations for the future.

In determining the number of shares to purchase in the tender offer, the Board considered a broad range of factors, including our financial structure, financial condition and dividend policy, operations, competitive position, resources and prospects, the current market prices of our shares, our desire for future financial flexibility and the attractiveness of the offer to our shareholders, including the fact that because the April 2006 tender offer was oversubscribed, we did not purchase all of the shares tendered at that time by our shareholders at the minimum price. The Board also considered risks and uncertainties, including the potential for positive and negative developments relating to our business.

In considering the tender offer, our management and Board took into account the expected financial impact of the tender offer.

Based on the foregoing, the Board has determined that the tender offer is a prudent use of our financial resources and an effective means of providing value to our shareholders. In particular, the Board believes that the modified “Dutch Auction” tender offer set forth herein represents a mechanism to provide all of our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The tender offer also provides shareholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, shareholders who do not participate in the tender offer will automatically increase their relative percentage ownership interest in us and our future operations at no additional cost to them.

The tender offer also provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the depositary and whose shares are purchased pursuant to the tender offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might be payable on sales of their shares in Nasdaq transactions.

Neither we nor our Board of Directors nor the dealer manager, the depositary or the information agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which shareholders may choose to tender their shares. We have not authorized any person to make any recommendation. Shareholders should carefully evaluate all information in the tender offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if you do, how many shares to tender and the price or prices at which to tender.

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the tender offer.

Potential Benefits of the Tender Offer. We believe that the tender offer will further leverage our capital structure, making possible improved diluted net income per share for our continuing shareholders if we are successful in improving our operating results. We also believe that if we complete the tender offer, we will return cash to our shareholders who elect to receive a return of capital, while shareholders who do not tender, or who tender only a portion of their shares, will increase their percentage ownership in our shares.

Potential Risks and Disadvantages of the Tender Offer. The tender offer, if completed, also presents some potential risks and disadvantages to us and our continuing shareholders, including:

•	leaving us with higher levels of indebtedness (because we could use more of the proceeds from the disposition of Logan’s to reduce debt), which could reduce our ability to cover existing contingent or other future liabilities or otherwise negatively affect our liquidity during periods of increased capital spending or operating expenses. Higher leverage also could reduce diluted net income per share for our continuing shareholders if we are unsuccessful in improving our operating results. There can be no assurance that we will be able to raise debt or equity financing in the future; and

•	reducing our “public float,” which is the number of shares owned by non-affiliate shareholders and available for trading in the securities markets. This reduction in our public float could result in a lower stock price and/or reduced liquidity in the trading market for our common stock following completion of the tender offer.

Certain Effects of the Tender Offer. Shareholders who do not tender their shares pursuant to the tender offer and shareholders who otherwise retain an equity interest in CBRL as a result of a partial tender of shares, proration or a conditional tender for which the condition is not satisfied will continue to be owners of CBRL. As a result, such shareholders will realize a proportionate increase in their relative equity interest in CBRL and thus, in our future earnings and assets, if any, and will continue to bear the risks and rewards associated with owning our equity securities, including risks resulting from our purchase of shares (including the risk of increased leverage). Shareholders may be able to sell non-tendered shares in the future on Nasdaq or otherwise, at a price higher or lower than the purchase price selected by us in the tender offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future.

Shares acquired pursuant to the tender offer will revert to the status of authorized but unissued shares, in accordance with applicable law, and will no longer be available for issuance without further action of the Board (or the shareholders, as required by applicable law or the rules of the Nasdaq or any securities exchange on which the shares may then be listed).

Because our directors and executive officers have advised us that they do not intend to tender any of their shares in the tender offer, the tender offer will increase the proportional holdings of our directors and executive officers. See Section 11. However, after the termination or expiration of the tender offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, at prices that may or may not be more favorable than the purchase price selected by us to be paid to our shareholders in the tender offer.

After the tender offer is completed, we believe that our expected cash flow from operations and access to funding to meet our cash needs for normal operations and anticipated capital expenditures will be sufficient. However, our actual experience may differ significantly from our expectations and there can be no assurance that our action in utilizing a significant portion of our financial resources in this manner will not adversely affect our ability to operate our business or pursue opportunities we believe are advantageous to the Company and its shareholders. Future events may adversely and materially affect our business, expenses, or prospects and could affect our available cash or the availability and/or cost of external financial resources.

As described above, we have the authority to and may make stock repurchases from time to time on the open market and/or in private transactions. Whether or not we make additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that we purchase in this tender offer, our business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors as we may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders than the terms of the tender offer. Rule 13e-4 of the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.

Our purchase of common stock in the tender offer will reduce the number of shares that might otherwise trade publicly (the “public float”) and is likely to reduce the number of our shareholders. This may reduce the volume of trading in our shares and make it more difficult to buy or sell significant amounts of our shares without materially affecting the market price. However, even if all 5,430,000 shares are purchased in the tender offer, approximately 25,916,145 shares will remain outstanding. Based upon Nasdaq guidelines, we do not believe that our purchase of shares in the tender offer will cause our remaining shares of common stock to be delisted from Nasdaq.

Our shares currently are “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using our common stock as collateral. We believe that, following the purchase of shares pursuant to the tender offer, our common stock will continue to be classified as “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Our shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our shareholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares in the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

We announced on December 6, 2006 that we had completed the divestiture of our Logan’s subsidiary. With the exception of this tender offer, the expected redemption of our convertible debt in April 2007 and the potential open market purchases that we are authorized to make and that are described above, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us or our subsidiaries;

•	any material change in our present dividend rate or policy, our capitalization, indebtedness, corporate structure or business;

•	any change in our present Board or management or any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the Board) or to change any material term of the employment contract of any executive officer;

•	our ceasing to be authorized to be quoted on Nasdaq;

•	our common stock becoming eligible for termination of registration under Section 12(b) of the Exchange Act;

•	the suspension of our obligation to file reports under the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our certificate of incorporation, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

3.	Procedures for Tendering Shares.

Proper Tender of Shares. For shareholders to properly tender shares pursuant to the tender offer:

•	the depositary must receive, at one of the depositary’s addresses set forth on the back cover page of this offer to purchase, share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an “agent’s message” in the case of a book-entry transfer and any other documents required by the letter of transmittal, before the tender offer expires; or

•	the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that such nominee has an earlier deadline for you to act to instruct such nominee to accept the tender offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out its applicable deadline.

In accordance with Instruction 5 of the letter of transmittal, shareholders desiring to tender shares in the tender offer must properly indicate the purchase price they will accept for their tendered shares by either (i) checking the box in the section captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the letter of transmittal, which means the shareholder is willing to accept the purchase price determined by us pursuant to the tender offer, or (ii) checking one, and only one, of the boxes in the section captioned “Shares Tendered at Price Determined by Shareholder” in the letter of transmittal indicating the price per share at which such shareholder’s shares are being tendered.

If tendering shareholders want to maximize the chance that we will purchase their shares, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will be available for purchase at the minimum price of $42.00 per share and, as a result, it is possible that this election could result in us purchasing tendered shares at the minimum price of $42.00 per share. The lower end of the price range in the tender offer is below the closing market price for our shares on December 12, 2006, the last full trading day prior to the commencement of the tender offer, when the closing market price on the Nasdaq was $43.39. You are encouraged to get a current stock quote for our shares.

A shareholder who wants to tender shares at more than one price must complete a separate letter of transmittal for each price at which such shareholder tenders shares, provided that a shareholder may not tender the same shares (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender shares properly, shareholders must check one and only one price box in the appropriate section of each letter of transmittal. If you check more than one box or if you fail to check any box at all you will not have validly tendered your shares.

Odd lot holders who tender all of their shares must complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

We urge shareholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the depositary.

Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution that is a participant in an acceptable medallion guarantee program, which would include most banks, savings and loans associations and brokerage houses. Signatures on a letter of transmittal need not be guaranteed if:

•	the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal; or

•	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of an acceptable medallion guarantee program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the letter of transmittal.

If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

We will make payment for shares tendered and accepted for payment under the tender offer only after the depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal, together with any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

Method of Delivery. The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering shareholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this offer to purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of shares through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either:

•	a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the depositary at one of its addresses set forth on the back cover page of this document before the expiration date; or

•	the guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant.

Dividend Reinvestment Program. Shares credited to participants’ accounts under our Dividend Reinvestment Program (“Dividend Reinvestment Program”) will be tendered by Computershare Investor Services, LLC, as administrator, according to instructions provided to the administrator from the depositary, based upon instructions to the depositary from participants in the Dividend Reinvestment Program. Dividend Reinvestment Program shares for which the depositary has not received timely instructions from participants will not be tendered. The administrator will cause us to make available to the participants whose accounts are credited with shares under the Dividend Reinvestment Program all documents furnished to shareholders generally in connection with the tender offer. Participants in the Dividend Reinvestment Program may use the letter of transmittal to instruct the depositary, which will pass those instructions to the administrator, regarding the tender offer by completing the box entitled “Tender of Dividend Reinvestment Program Shares.” Each participant may direct that all, some or none of the shares credited to the participant’s account under the Dividend Reinvestment Program be tendered and the price at which such participant’s shares are to be tendered. Participants in the Dividend Reinvestment Program are urged to read the letter of transmittal and related materials carefully. Participants in the Dividend Reinvestment Program who tender their Dividend Reinvestment Program shares will receive cash for any dividend payable during the pendency of the tender offer.

If a participant tenders all of such participant’s Dividend Reinvestment Program shares, and all such shares are purchased by us pursuant to the tender offer, such tender will be deemed to be authorization and written notice to Computershare Investor Services, LLC of termination of such participant’s participation in the Dividend Reinvestment Program.

Company Stock Option Plans. We are not offering, as part of the tender offer, to purchase any of the options outstanding under our stock option plans and tenders of such options will not be accepted. In no event are any options to be delivered to the depositary in connection with a tender of shares hereunder. An option holder who wants to tender his shares would have to exercise the option and then tender the actual shares. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the tender offer are not purchased in the tender offer for any reason.

Federal Backup Withholding Tax. Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the tender offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee (i) provides his or her taxpayer identification number (employer identification number or social security number) to the depositary and certifies that such number is correct and that he or she is not subject to backup withholding; or (ii) establishes that an exemption otherwise applies under applicable regulations. Therefore, unless such an exemption exists and is proven in a manner satisfactory to the depositary, each tendering shareholder should complete and sign the Substitute Form W-9 included with the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status. Tendering shareholders can obtain such statements from the depositary. See Instruction 13 of the letter of transmittal.

Any tendering shareholder or other payee who fails to complete fully and sign the Substitute Form W-9 included with the letter of transmittal may be subject to required

United States federal income tax backup withholding of 28% of the gross proceeds paid to such shareholder or other payee pursuant to the tender offer.

Gross proceeds payable pursuant to the tender offer to a foreign shareholder or his or her agent will be subject to withholding of United States federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a “foreign shareholder” is defined in Section 13.

A foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the depositary, before the payment is made, a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the depositary a properly executed IRS Form W-8ECI claiming such exemption. Tendering shareholders can obtain such IRS forms from the depositary. See Instruction 13 of the letter of transmittal. We urge foreign shareholders to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

For a discussion of material United States federal income tax consequences to tendering shareholders, see Section 13.

Guaranteed Delivery. If a shareholder wants to tender shares under the tender offer and the shareholder’s share certificates are not immediately available or the shareholder cannot deliver the share certificates to the depositary before the expiration date, or the shareholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the shareholder may nevertheless tender the shares, provided that the shareholder satisfies all of the following conditions:

•	the shareholder makes the tender by or through an eligible guarantor institution;

•	the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided, specifying the price at which the shareholder is tendering shares, including (where required) a guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•	the depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed letter of transmittal, and including any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other documents required by the letter of transmittal, within three Nasdaq trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares. The depositary will return certificates for unpurchased shares promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the depositary will credit the shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares that we will accept, the price that we will pay for shares that we accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until the shareholder cures, or we waive, all defects or irregularities. None of us, the depositary, the information agent, the dealer manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Shareholder’s Representation and Warranty; CBRL’s Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering shareholder’s representation and warranty to us that:

•	the shareholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 of the Exchange Act; and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in:

o	the shares; or

o	securities immediately convertible into, or exchangeable or exercisable for, the shares; and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering shareholder and us upon the terms and conditions of the tender offer.

Lost or Destroyed Certificates. Shareholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact Computershare Investor Services, LLC, our transfer agent, at (800) 485-1883, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. The shareholder may have to post a bond to secure against the risk that the share certificate may subsequently emerge. We urge shareholders to contact Computershare Investor Services, LLC immediately in order to permit timely processing of this documentation.

Shareholders must deliver share certificates, together with a properly completed and duly executed letter of transmittal, including any signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other required documents to the depositary and not to us, the information agent or the dealer manager. None of us, the information agent or the dealer manager will forward any such documents to the depositary and delivery to us, the information agent or the dealer manager will not constitute a proper tender of shares.

4.	Withdrawal Rights.

Shareholders may withdraw shares tendered under the tender offer at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 12:00 midnight, New York City time, on February 9, 2007 unless previously accepted for payment as provided in this document.

For a withdrawal to be effective, the depositary must timely receive a written notice of withdrawal at one of the depositary’s addresses set forth on the back cover page of this document. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares that the shareholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a shareholder has used more than one letter of transmittal or has otherwise tendered shares in more than one group of shares, the shareholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If a shareholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. We will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding. None of us, the depositary, the information agent, the dealer manager, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A shareholder may not rescind a withdrawal, and we will deem any shares that a shareholder properly withdraws not properly tendered for purposes of the tender offer unless the shareholder properly re-tenders the withdrawn shares before the expiration date by following one of the procedures described in Section 3.

If we extend the tender offer, are delayed in our purchase of shares or are unable to purchase shares under the tender offer for any reason, then, without prejudice to our rights under the tender offer, the depositary may, subject to applicable law, retain tendered shares on our behalf, and shareholders may not withdraw these shares except to the extent tendering shareholders are entitled to withdrawal rights pursuant to applicable law and as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the tender offer, promptly following the expiration date, we:

•	will determine the purchase price we will pay for shares properly tendered and not properly withdrawn before the expiration date, taking into account the number of shares so tendered and the prices specified by tendering shareholders; and

•	will accept for payment and pay for, and thereby purchase, up to 5,430,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law and the $250 million limit established by our Board) properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date.

For purposes of the tender offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price determined by us and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the tender offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the shares for payment pursuant to the tender offer.

Upon the terms and subject to the conditions of the tender offer, promptly after the expiration date, we will accept for payment and pay a single per share purchase price not greater than $46.00 nor less than $42.00 per share for 5,430,000 shares, subject to increase or decrease as provided in Section 14, if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn.

We will pay for shares that we purchase pursuant to the tender offer by depositing the aggregate purchase price for these shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until at least five business days after the expiration date. Under no circumstances will we pay interest on the purchase price regardless of any delay in making the payment. Shares tendered and not purchased, including all shares tendered at prices greater than the purchase price and shares that we do not accept for purchase due to proration or conditional tenders, will be returned to the tendering shareholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at our expense, promptly after the expiration date or termination of the tender offer without expense to the tendering shareholders. If certain events occur, we may not be obligated to purchase shares pursuant to the tender offer. See Section 7. We will issue a press release announcing the price we will pay for shares tendered in the tender offer promptly following the expiration date.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the tender offer. If, however,

•	payment of the purchase price is to be made to any person other than the registered holder;

•	certificate(s) for shares not tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such shares; or

•	if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal;

the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 10 of the letter of transmittal.

Any tendering shareholder or other payee who fails to complete fully, sign and return to the depositary the Substitute Form W-9 included with the letter of transmittal may be subject to United States federal income tax backup withholding on the gross proceeds paid to the shareholder or other payee under the tender offer. See Section 3.

6.	Conditional Tender of Shares.

Subject to the exception for holders of odd lots, in the event of an over-subscription of the tender offer, shares tendered at or below the purchase price prior to the expiration date will be subject to proration. See Section 1. As discussed in Section 13, the number of shares to be purchased from a particular shareholder may affect the United States federal income tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. Accordingly, a shareholder may tender shares subject to the condition that we must purchase a specified minimum number of the shareholder’s shares tendered pursuant to a letter of transmittal if we purchase any shares tendered. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, and indicate the minimum number of shares that we must purchase if we purchases any shares. See Section 13.

After the expiration date, if more than 5,430,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares that we purchase from any shareholder below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a shareholder subject to a conditional tender that are withdrawn as a result of proration will be returned at our expense to the tendering shareholder.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares that we purchase to fall below 5,430,000 (or such greater number of shares as we may elect to purchase, subject to applicable law and the $250 million limit established by our Board) then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Tender Offer.

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if, at any time on or after December 13, 2006 and before the expiration of the tender offer, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (except to the extent that such circumstances arise out of our action or omission), make it inadvisable to proceed with the tender offer or with acceptance for payment:

•	there has been instituted or be pending or we have received notice of any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly:

o	challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer; or

o	in our reasonable judgment, could materially and adversely affect the business, condition (financial or otherwise), assets, income or operations of us or any of our subsidiaries, or otherwise materially impair the contemplated benefits of the tender offer as described in Section 2;

•	there is any action pending or of which we have received notice, or there has been any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would:

o	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer;

o	materially delay or restrict the ability of us, or render us unable, to accept for payment or pay for some or all of the shares;

o	materially impair the contemplated benefits of the tender offer to us; or

o	materially and adversely affect the business, condition (financial or otherwise), assets, income or operations of us or our subsidiaries, or otherwise materially impair the contemplated future conduct of the business of us or any of our subsidiaries;

•	there shall have occurred:

o	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

o	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

o	the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism;

o	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any disruption or adverse change or other event in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, would affect the extension of credit by banks or other lending institutions in the United States;

o	any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or otherwise), assets, income or operations of us or our subsidiaries or on the trading of the shares, or on the benefits of the tender offer to us as described in Section 2;

o	any decrease by more than 15% in the market price of the shares or the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies, the New York Stock Exchange Composite Index or the Nasdaq Composite Index, measured from the close of business on December 12, 2006; or

o	in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof;

•	a tender offer or exchange offer for any or all of the shares (other than this tender offer), or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries or affiliates shall have been proposed, announced or made by any person, entity or group;

•	any of the following shall have occurred:

o	any “group” (as that term is used in Section 13(d)(3) of the Exchange Act) shall own or have acquired or proposed to acquire, or any entity or individual shall have acquired or proposed to acquire, beneficial ownership of more than 5% of our outstanding shares (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before December 12, 2006);

o	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before December 12, 2006 with respect to our shares shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of our outstanding shares; or

o	any person, entity or group shall have filed after December 12, 2006 a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement indicating an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any change or combination of changes (or condition, event or development involving a prospective change) has occurred in the business, condition (financial or otherwise), assets, income, operations or stock ownership of us or any of our subsidiaries, that in our judgment is or may reasonably be likely to be material and adverse to us or any of our subsidiaries, or the benefits of the tender offer to us;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the tender offer has not been obtained on terms satisfactory to us in our reasonable judgment; or

•	we reasonably determine that the completion of the tender offer and the purchase of the shares may:

o	cause the shares to be held of record by fewer than 300 persons; or

o	cause the shares to be delisted from the Nasdaq or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (except to the extent that such circumstances arise out of our action or omission), and may be waived by us, in whole or in part, at any time and from time to time, before the expiration of the tender offer, in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time before the expiration of the tender offer. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares; Dividends.

Our common stock is listed and traded on the Nasdaq under the trading symbol “CBRL.” The following table sets forth the high and low sales prices for our common stock for, and the cash dividends declared on our common stock during, each of the quarterly periods presented.

			Dividend
	High	Low	Paid
Fiscal Year 2007 (ending August 3, 2007)
Second Quarter (through December 12, 2006)	$45.45	$42.03	$—
First Quarter	$43.93	$32.04	$0.13

Fiscal Year 2006 (ending July 28, 2006)
Fourth Quarter	$41.11	$32.27	$0.13
Third Quarter	$47.95	$39.75	$0.13
Second Quarter	$45.00	$33.95	$0.13
First Quarter	$41.45	$33.11	$0.12

Fiscal Year 2005 (ended July 29, 2005)
Fourth Quarter	$42.12	$37.75	$0.12
Third Quarter	$44.60	$38.38	$0.12
Second Quarter	$43.14	$36.08	$0.12
First Quarter	$37.09	$30.00	$0.11

Dividends. Our dividend policy is determined at the discretion of our Board. The fiscal year 2007 second quarter dividend of $0.14 was declared on November 28, 2006. We intend to set the record and payment date for this dividend after the currently scheduled expiration date of the tender offer. Accordingly, if you tender your shares in this tender offer, you will not be entitled to receive this dividend and you will receive only the purchase price to be paid for the shares, if any, that you tender and that we accept for payment pursuant to the tender offer. While we currently anticipate that quarterly cash dividends will continue to be paid in the future, there can be no assurance that payment of the dividend will continue or not be reduced. Our ability to pay any cash dividends on our common stock is dependent on our earnings and cash requirements.

Recent Market Price. We publicly announced the tender offer after the close of the market on December 6, 2006. On that date, the reported closing price of our common stock was $42.97 per share. On December 12, 2006, the last trading day prior to printing of the tender offer, the reported closing price per share of our common stock on the Nasdaq was $43.39. During the past year, our shares have traded at various times above the maximum offering price per share pursuant to the tender offer. Tendering your shares pursuant to the tender offer, especially at the price determined in the tender offer, could result in your receiving less consideration per share than you could receive in an open market sale. The lower end of the price range in the tender offer is below the closing market price for our shares on December 12, 2006, the last full trading day prior to the commencement of the tender offer, when the closing market price on the Nasdaq was $43.39. Accordingly, we urge shareholders to obtain current market quotations for the our shares before deciding whether and at what price or prices to tender their shares.

Shareholders of Record. As of December 6, 2006, there were 12,416 shareholders of record of our common stock, according to information furnished by our stock transfer agent and registrar, Computershare Investor Services, LLC. Several brokerage firms, banks and other institutions (“nominees”) are listed once on the shareholders of record listing. However, in most cases, such nominees’ holdings represent blocks of our stock held in brokerage accounts for a number of individual shareholders. Thus, our actual number of shareholders is difficult to estimate with precision, but that number is likely to be higher than the number of registered shareholders of record.

9.	Source and Amount of Funds.

Assuming that 5,430,000 shares are purchased in the tender offer at a price between $42.00 and $46.00 per share, the aggregate purchase price for such shares will be between approximately $229 million and $250 million. We anticipate that we will pay for the shares purchased in the tender offer, as well as related fees and expenses, through cash on hand, including the proceeds from our recent divestiture of Logan’s.

10.	Certain Information About CBRL

General. We are a holding company that, through subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® restaurant and retail concepts. The Company was organized under the laws of the state of Tennessee in August 1998. Cracker Barrel Old Country Store, Inc. (“Cracker Barrel”), headquartered in Lebanon, Tennessee, through its various affiliates, as of December 6, 2006, operated 551 full-service “country store” restaurants and gift shops, in 41 states. Cracker Barrel stores are intended to appeal to both the traveler and the local customer and consistently have been a consumer favorite. During 2006, for the 16th consecutive year, Cracker Barrel was named the “Best Family Dining Restaurant” in the Restaurants & Institutions magazine “Choice in Chains” annual consumer survey. For the 13th consecutive year, Cracker Barrel was ranked as the “Best Restaurant Chain” by Destinations magazine poll. In 2006, for the 5th consecutive year, Cracker Barrel was named “The Most RV Friendly Sit-Down Restaurant in America” by The Good Sam Club. In the 2004 J. D. Power and Associates’ inaugural study of customer satisfaction in the restaurant industry, Cracker Barrel scored the highest among family dining chains in overall customer satisfaction in its core market regions and the second highest in those regions among all family and casual dining chains.

Except for Christmas day, when they are closed, and Christmas Eve when they close at 2:00 p.m., Cracker Barrel restaurants serve breakfast, lunch and dinner daily between the hours of 6:00 a.m. and 10:00 p.m. (closing at 11:00 p.m. on Fridays and Saturdays) and feature home style country cooking from Cracker Barrel’s own recipes using quality ingredients and emphasizing authenticity. Menu items are moderately priced and include country ham, chicken, fish, roast beef, beans, turnip greens, vegetable plates, salads, sandwiches, pancakes, eggs, bacon, sausage and grits among other items. The restaurants do not serve alcoholic beverages. The stores are constructed in a trademarked rustic, old country store design with a separate retail area offering a wide variety of decorative and functional items featuring rocking chairs, holiday and seasonal gifts and toys, apparel, cookware and foods, including various old fashioned candies and jellies among other things. Cracker Barrel offers items for sale in the retail store that are also featured on, or related to, the restaurant menu, such as pies or cornbread and pancake mixes. A typical store will offer approximately 3,000 stock-keeping units (SKU’s) for sale at any one time. The Company believes that Cracker Barrel has achieved high retail sales per square foot (over $410 per square foot of retail selling space in fiscal 2006) both by offering interesting merchandise and by having a significant source of retail customers from its high volume of restaurant customers, an average of over 7,600 per week in an average store in fiscal 2006.

Stores are located primarily along interstate highways; however, as of December 6, 2006, 67 stores are located near “tourist destinations” or are considered “off-interstate” stores. In fiscal 2007, Cracker Barrel intends to open approximately 58% of its new stores along interstate highways as compared to 100% in fiscal 2006. The Company believes it should focus primarily in the near term on available interstate locations where Cracker Barrel generates the greatest brand awareness. Off-interstate locations are expected to represent a meaningful part of Cracker Barrel’s efforts to expand the brand in future years. The Company has identified over 500 trade areas for potential future development with characteristics that appear to be consistent with those believed to be necessary to support a successful Cracker Barrel unit.

On December 6, 2006, we sold our interest in Logan’s to LRI Holdings, Inc., an affiliate of Bruckmann, Rosser, Sherrill & Co. Inc., Canyon Capital Advisors LLC and Black Canyon Capital LLC. Total consideration in the transaction was approximately $486 million, subject to customary post-closing adjustments, if any, for working capital, indebtedness and capital expenditures. Our expected net cash proceeds after payment of taxes and expenses associated with the transaction were approximately $385 million. These proceeds, together with other cash balances on hand, are being used to fund purchases of our shares in this tender offer and an open market stock repurchase program, as well to reduce our outstanding debt under our existing credit facility by $75 million.

Where You Can Find More Information. We are subject to the information requirements of the Exchange Act, and, in accordance therewith, file periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements certain information, as of particular dates, concerning its directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed electronically with the SEC an Issuer Tender Offer Statement on Schedule TO that includes additional information with respect to the tender offer. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. This material and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the Public Reference Section at 100 F Street, N. E., Washington, D.C. 20549. These reports, statements and other information concerning us also can be inspected at the offices of the Nasdaq, One Liberty Plaza, 165 Broadway, New York, New York 10006.

Incorporation by Reference. The SEC’s rules allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

SEC Filings	Period or Date
(File No. 0000-25225)	(if applicable)	Date Filed with SEC

Annual Report on Form 10-K	Year Ended July 28, 2006	October 3, 2006
Definitive Proxy Statement		October 27, 2006
Quarterly Report on Form 10-Q	Quarter Ended October 27, 2006	December 6, 2006
Current Report on Form 8-K	November 30, 2006	December 6, 2006

We incorporate by reference the documents listed above. Additionally, we may, at our discretion, incorporate by reference into this offer to purchase documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the offer to purchase by filing an amendment to the Schedule TO for such purpose. Nothing in this offer to purchase shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Items 2.02 and 7.01 of any Current Report on Form 8-K. In addition, any document or statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this offer to purchase to the extent that a statement contained herein, any document filed herewith or in any subsequently filed document which also is or is deemed to be incorporated by referenced herein modifies or supersedes such document or statement. Any document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this offer to purchase.

You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Investor Relations, CBRL Group, Inc., 305 Hartmann Drive, P. O. Box 787, Lebanon, Tennessee 37088-0787. Please be sure to include your complete name and address in the request.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

As of December 6, 2006, we had 31,346,145 shares outstanding (not including 5,924,776 shares reserved for issuance under various equity compensation plans). The 5,430,000 shares we are offering to purchase under the tender offer represent approximately 17.3% of the total shares outstanding as of that date (or approximately 15.3% of the shares on a diluted basis, assuming the conversion of all outstanding convertible debt and the exercise of all outstanding vested stock options). Of the reserved shares, 4,112,727 are issuable upon exercise of outstanding stock options and 4,582,788 are issuable upon conversion of our convertible debt.

To the best of our knowledge, the following table sets forth certain information regarding the beneficial ownership of common stock as of December 6, 2006, for all of our executive officers, directors and all directors and executive officers as a group.

		Shares
		Beneficially	Percent
Name	Position	Owned(1)	of Class

Michael A. Woodhouse	Chairman, President and Chief Executive Officer	821,777	2.6%
Lawrence E. White	Senior Vice President, Finance and Chief Financial Officer	114,514	*
N.B. Forrest Shoaf	Senior Vice President, General Counsel and Corporate Secretary	7,295	*
Edward A. Greene	Senior Vice President, Strategic Initiatives	3,334	*
Simon Turner	Senior Vice President, Marketing and Innovation and Chief Marketing Officer	0	*
Diana S. Wynne	Senior Vice President, Corporate Affairs	0	*
Patrick A. Scruggs	Vice President, Accounting and Tax and Chief Accounting Officer	18,027	*
James D. Carreker	Director	10,334	*
Robert V. Dale	Director	79,750	*
Richard J. Dobkin	Director	334	*
Robert C. Hilton	Director	111,333	*
Charles E. Jones, Jr.	Director	87,783	*
B. F. “Jack” Lowery	Director	149,283	*
Martha M. Mitchell	Director	50,920	*
Erik Vonk	Director	334	*
Andrea M. Weiss	Director	5,334	*
Jimmie D. White	Director	22,737	*
All executive officers and directors as a group (17 persons)		1,483,089	4.5%

*	Less than one percent.

(1)	Includes the following number of restricted shares and shares subject to options exercisable by the named holders within 60 days:

Michael A. Woodhouse	732,263	Richard J. Dobkin	334
Lawrence E. White	102,705	Robert C. Hilton	102,380
N.B. Forrest Shoaf	7,222	Charles E. Jones, Jr.	77,068
Edward A. Greene	3,334	B. F. “Jack” Lowery	133,004
Simon Turner	0	Martha M. Mitchell	49,756
Diana S. Wynne	0	Erik Vonk	334
Patrick A. Scruggs	17,823	Andrea M. Weiss	5,334
James D. Carreker	8,667	Jimmie D. White	10,334
Robert V. Dale	77,068	All executive officers and directors as a group (17 persons)	1,327,626

The shares described in this note are considered outstanding for the purpose of computing the percentage of outstanding CBRL common stock owned by each named individual and by the group. They are not considered outstanding for the purpose of computing the percentage ownership of any other person.

Although our directors and executive officers would be entitled to participate in the tender offer on the same basis as all other shareholders, all of our directors and executive officers have advised us that they do not intend to tender any shares in the tender offer. To our knowledge, none of our affiliates intends to tender any shares in the tender offer. However, Patrick A. Scruggs, Vice President, Accounting and Tax and Chief Accounting Officer of CBRL, has notified us that he may sell up to 13,000 shares of our common stock in the open market during the pendency of the tender offer.

Based on our records and information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor, to the best of our knowledge, any of our directors or executive officers or affiliates or subsidiaries, has effected any transactions in shares during the 60-day period prior to the date of this document, except as set forth below.

	Date of		Number of	Price Per
Name	Transaction	Nature of Transaction	Shares	Share

James D. Carreker	11/28/2006	Restricted Stock Grant	2,000	$0.00
James D. Carreker	11/28/2006	Stock Option Grant	2,000	$43.13
Robert V. Dale	11/28/2006	Restricted Stock Grant	2,000	$0.00
Robert V. Dale	11/28/2006	Stock Option Grant	2,000	$43.13
Richard J. Dobkin	11/28/2006	Restricted Stock Grant	2,000	$0.00
Richard J. Dobkin	11/28/2006	Stock Option Grant	2,000	$43.13
Robert C. Hilton	11/28/2006	Restricted Stock Grant	2,000	$0.00
Robert C. Hilton	11/28/2006	Stock Option Grant	2,000	$43.13
Charles E. Jones, Jr.	11/28/2006	Restricted Stock Grant	2,000	$0.00
Charles E. Jones, Jr.	11/28/2006	Stock Option Grant	2,000	$43.13
B. F. “Jack” Lowery	11/28/2006	Restricted Stock Grant	2,000	$0.00
B. F. “Jack” Lowery	11/28/2006	Stock Option Grant	2,000	$43.13
Martha M. Mitchell	11/28/2006	Restricted Stock Grant	2,000	$0.00
Martha M. Mitchell	11/28/2006	Stock Option Grant	2,000	$43.13
Erik Vonk	11/28/2006	Restricted Stock Grant	2,000	$0.00
Erik Vonk	11/28/2006	Stock Option Grant	2,000	$43.13
Andrea M. Weiss	11/28/2006	Restricted Stock Grant	2,000	$0.00
Andrea M. Weiss	11/28/2006	Stock Option Grant	2,000	$43.13
Jimmie D. White	11/28/2006	Restricted Stock Grant	2,000	$0.00
Jimmie D. White	11/28/2006	Stock Option Grant	2,000	$43.13

The transactions described above have been filed with the SEC for affected officers and directors and have been included in the tabulation of total number of Shares Beneficially Owned.

Equity Compensation Plans. We currently have two plans pursuant to which equity awards can be granted and issued: the 2002 Omnibus Incentive Compensation Plan, as amended (“Omnibus Plan”) and the Amended and Restated Stock Option Plan (the “Plan”).

The Company’s employee compensation plans are administered by the Compensation and Stock Option Committee (the “Committee”) of the Board. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

The Omnibus Plan allows the Committee to grant awards for an aggregate of 2,500,000 shares of our common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, restricted stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan’s purpose. Under the Omnibus Plan, non-employee directors are granted annually on the day of the annual shareholders meeting an option to purchase up to 1,000 shares of our common stock, or awards of up to 2,000 shares of restricted stock or restricted stock units. If an option is granted, the option price per share will be at least 100% of the fair market value of a share of our common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between an annual shareholders meeting (typically in November) and the following July 31 receive an option to acquire 1,000 shares of our common stock or awards of up to 2,000 shares of restricted stock or restricted stock units. If an option is granted, the option price per share will be at least 100% of the fair market value of a share of our common stock based on the closing price on the day the option is granted. Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. At December 6, 2006, there were 2,361,057 shares of our common stock reserved for issuance under the Omnibus Plan.

We also have the Plan that originally allowed the Committee to grant options to purchase an aggregate of 17,525,702 shares of our common stock. At December 6, 2006, there were 2,413,499 shares of our common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of our common stock based on the closing price on the day immediately preceding the day on which the option is granted. Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.

The Company formerly had a 2000 Non-Executive Stock Option Plan (the “Employee Plan”) that covered employees who were not officers or directors of our Company. The stock options were granted with an exercise price of at least 100% of the fair market value of a share of our common stock based on the closing price on the day immediately preceding the day on which the option was granted and became exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. An aggregate of 4,750,000 shares of our common stock were authorized under this plan. As of December 6, 2006, there were 762,614 shares of our common stock reserved for issuance under the Employee Plan and there are no shares available to be granted under this plan. The Employee Plan expired on July 29, 2005.

In 1989, the Board adopted the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors (“Directors Plan”). The stock options were granted with an exercise price equal to the fair market value of our common stock as of the date immediately preceding the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of our common stock was authorized by the Company’s shareholders under this plan. Due to the overall plan limit, no shares have been granted under this plan since 1994.

2006 Success Plan. We adopted the Success Plan (“Success Plan”) on March 16, 2006 in order to reward certain key personnel, including certain of our executive officers and officers of our subsidiaries, for undertaking and for various degrees of success in implementing the restructuring plan announced on that date (“Restructuring Plan”). The Success Plan included a $7.9 million bonus pool payable to certain of our executives upon completion of various aspects of the Restructuring Plan, the final portion of which was the completion of the divestiture of Logan’s. On December 6, 2006, we announced the completion of the Logan’s divestiture. As a result of the consideration received in the Logan’s divestiture, each of the executives in the Success Plan earned the maximum bonuses, which now are payable on June 6, 2007. The maximum bonuses to be paid under the Success Plan to certain executive officers of the Company are set forth in the Success Plan.

Except as otherwise described in this document, none of CBRL or any person controlling us or, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to our offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.	Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, whether domestic, foreign or supranational, that would be required for the acquisition of shares by us as contemplated by the tender offer. Should any such approval or other action be required, we presently contemplate that we would seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. Our obligations under the tender offer to accept for payment and pay for shares also are subject to other conditions. See Section 7.

13.	Material United States Federal Income Tax Consequences.

The following describes the material United States federal income tax consequences relevant to the tender offer. This discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed United States Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States or persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction). In particular, different rules may apply to shares received through the exercise of employee stock options or otherwise as compensation. This discussion does not address the state, local or foreign tax consequences of participating in the tender offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the tender offer.

As used herein, a “Holder” means a beneficial holder of shares that for United States federal income tax purposes is (i) an individual citizen or resident of the United States; (ii) a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a U.S. court and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, and has validly elected under applicable Treasury regulations to continue to be treated as a U.S. person.

Holders of shares who are not United States holders (“foreign shareholders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

If a partnership holds shares, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors.

We urge shareholders to consult their tax advisors to determine the federal, state, local, foreign and other tax consequences to them of the tender offer in light of the shareholder’s particular circumstances.

Non-Participation in the Tender Offer. Holders of shares who do not participate in the tender offer will not incur any United States federal income tax liability as a result of the consummation of the tender offer.

Exchange of Shares Pursuant to the Tender Offer. An exchange of shares for cash pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes. A Holder who participates in the tender offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us with respect to our stock.

Under Section 302 of the Code, a Holder will recognize gain or loss on an exchange of shares for cash if the exchange

•	results in a “complete termination” of all such Holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to such Holder; or

•	is “not essentially equivalent to a dividend” with respect to such Holder.

In applying the Section 302 tests, a Holder must take account of shares that such Holder constructively owns under attribution rules, pursuant to which the Holder will be treated as owning shares owned by certain family members (except that in the case of a “complete termination” a Holder may, under certain circumstances, waive attribution from family members) and related entities and shares that the Holder has the right to acquire by exercise of an option.

An exchange of shares for cash will be a substantially disproportionate redemption with respect to a Holder if (A) the percentage of our outstanding voting stock that the Holder actually and constructively owns after the redemption (treating as not outstanding all stock purchased by us pursuant to the tender offer) is less than 80% of the percentage of our outstanding voting stock that the Holder owned immediately before the exchange (treating as outstanding all stock purchased by us pursuant to the tender offer), (B) the percentage of our outstanding common stock that the Holder actually and constructively owns after the redemption (treating as not outstanding all stock purchased by us pursuant to the tender offer) is less than 80% of the percentage of our outstanding common stock that the Holder owned immediately before the exchange (treating as outstanding all stock purchased by us pursuant to the tender offer), and (C) the Holder owns after the redemption less than 50% of the total combined voting power of all classes of our stock entitled to vote. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the Holder’s equity interest in us. The Internal Revenue Service has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” Under this ruling, it is likely that a small minority shareholder who exercises no control over us, and all of whose actually and constructively owned shares are tendered at or below the purchase price, would satisfy the “not essentially equivalent to a dividend” test notwithstanding proration in the tender offer. If you expect to rely on the “not essentially equivalent to a dividend” test, you should consult your own tax advisor as to its application in your particular situation.

Holders should be aware that it is possible that an acquisition or disposition of shares by a Holder substantially contemporaneously with the tender offer will be taken into account in determining whether any of the three tests described above is satisfied. Holders should consult their tax advisors as to any effect of such an event on the application of these tests.

If a Holder is treated as recognizing gain or loss from the disposition of the shares for cash, that gain or loss will be equal to the difference between the amount of cash received and the Holder’s adjusted tax basis in the shares exchanged. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. The deductibility of capital losses is subject to limitations. Calculation of gain or loss must be made separately for each block of shares owned by a Holder. Under the tax laws, a Holder may be able to designate which blocks and the order of such blocks to be tendered pursuant to the tender offer. If no designation is made, the shares earliest acquired by the Holder will be considered redeemed for purposes of determining basis and holding period.

If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such Holder pursuant to the exchange will be treated as a dividend to the extent of the Holder’s allocable portion of our current and accumulated earnings and profits and then as a return of capital to the extent of the Holder’s adjusted tax basis in the shares exchanged and thereafter as capital gain. Provided certain holding period requirements are satisfied, non-corporate Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends. Such a dividend will be taxed at a maximum rate of 15% in its entirety, without reduction for the tax basis of the shares exchanged. To the extent that a purchase of a non-corporate Holder’s shares by us in the tender offer is treated as the receipt by the Holder of a dividend, the non-corporate Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased shares will be added to any shares retained by the Holder. To the extent that cash received in exchange for shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it may constitute an “extraordinary dividend” under Section 1059 of the Code. Corporate Holders should consult their own tax advisors as to the application of Section 1059 of the Code.

We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders pursuant to the tender offer will cause us to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder’s shares will be purchased pursuant to the tender offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above. However, see Section 6 regarding a Holder’s right to tender shares subject to the condition that CBRL must purchase a specified minimum number of such Holder’s shares (if any are to be purchased).

See Section 3 with respect to the application of federal income tax withholding and backup withholding.

We urge shareholders to consult their tax advisor to determine the federal, state, local, foreign and other tax consequences to them of the tender offer, in light of the shareholder’s particular circumstances.

14.	Extension of the Tender Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of termination to the depositary and making a public announcement of the termination. Our reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to shareholders or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the tender offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through BusinessWire.

If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.

If we (1) increase or decrease the price to be paid for shares or the number of shares being sought in the tender offer and, if an increase in the number of shares is being sought, such increase exceeds 2% of the outstanding shares, and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, then the tender offer will be extended until the expiration of such ten business day period.

15.	Fees and Expenses.

We have retained D.F. King & Co., Inc. to act as information agent and Computershare Trust Company, N.A. to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the tender offer to beneficial owners. The information agent and the depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the U.S. federal securities laws.

We have retained Wachovia Capital Markets, LLC to act as the dealer manager in connection with the tender offer. Wachovia Capital Markets, LLC will receive reasonable and customary compensation. We also have agreed to indemnify Wachovia Capital Markets, LLC against certain liabilities in connection with the tender offer, including liabilities under the U.S. federal securities laws. In the ordinary course of its trading and brokerage activities, Wachovia Capital Markets, LLC and its affiliates may hold positions, for their own accounts or for those of their customers, in our securities.

No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the dealer manager, the information agent and the depositary, as described above) for soliciting tenders of shares under the tender offer. We urge shareholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the depositary. However, upon request, we will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, the dealer manager, the information agent or the depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in this document and Instruction 10 in the letter of transmittal.

16.	Miscellaneous.

We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, we will not make the tender offer to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this document or in the letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us, the depositary, the information agent or the dealer manager.

December 13, 2006

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each shareholder or that shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

The depositary for the tender offer is:

By Mail:	For Confirmation Only	By Hand or Overnight Courier:
Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	Telephone: (781) 843-1833 extension 200	Computershare Trust Company, N.A. Attention: Corporate Actions 161 Bay State Drive Braintree, MA 02184

Please direct any questions or requests for assistance to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent at its telephone number and address set forth below. Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. Please contact the depositary to confirm delivery of shares.

The information agent for the tender offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call collect: (212) 269-5550
All others call toll free: (800) 848-2998

The dealer manager for the tender offer is:

375 Park Avenue, 4th Floor
New York, NY 10152
Attn: Tom Yates
Call: (212) 214-6129
Call toll-free: (800) 532-2916